UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

CADENCE PHARMACEUTICALS, INC.

(Name of Subject Company)

MADISON MERGER SUB, INC.

(Offeror)

MALLINCKRODT PUBLIC LIMITED COMPANY

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

12738T100

(CUSIP Number of Class of Securities)

Peter G. Edwards, Esq.

Senior Vice President and General Counsel

675 James S. McDonnell Blvd.

Hazelwood, Missouri 63042

United States

(314) 654-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Adam O. Emmerich, Esq.

Benjamin M. Roth, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,344,572,479	$173,181

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 89,183,960 shares of common stock, par value $0.0001 per share (the “Shares”), of Cadence Pharmaceuticals, Inc. (“Cadence”) outstanding multiplied by the offer price of $14.00 per share, (ii) 1,203,000 Shares subject to unvested restricted stock units multiplied by the offer price of $14.00 per share, (iii) 10,316,980 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $14.00 per share, multiplied by $7.58, which is the offer price of $14.00 per share minus the weighted average exercise price for such options of $6.42 per share and (iv) 137,620 Shares issuable pursuant to outstanding warrants, multiplied by $6.92, which is the offer price of $14.00 per share minus the weighted average exercise price for such warrants of $7.08 per share. The calculation of the filing fee is based on information provided by Cadence as of February 17, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the Transaction Valuation by 0.00012880.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $173,181	Filing Party: Madison Merger Sub, Inc. and Mallinckrodt plc
Form or Registration No.: Schedule TO	Date Filed: February 19, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Mallinckrodt plc, an Irish public limited company (“Parent”), and Madison Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Parent, with the Securities and Exchange Commission on February 19, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Cadence Pharmaceuticals, Inc., a Delaware corporation (“Cadence”), at a price of $14.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated February 19, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Items 6 and 7.	Purposes of the Transaction and Plans or Proposals; and Source and Amount of Funds or Other Consideration.

Regulation M-A Items 1006 and 1007

The Offer to Purchase and Items 6 and 7 of the Schedule TO are hereby amended and supplemented as follows:

Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” is hereby amended and supplemented by deleting the first paragraph under the subsection entitled “Debt Financing” and replacing it with the following:

“Parent has received a commitment letter, dated as of February 10, 2014 (as amended, supplemented or otherwise modified from time to time, the “Debt Commitment Letter”), from Deutsche Bank AG New York Branch (the “DBNY”) and Deutsche Bank Securities Inc. (“DBSI” and, together with DBNY, the “Agents”) pursuant to which DBNY made loan commitments for the purpose of financing a portion of the funds required to complete the Offer and the Merger and the refinancing of certain indebtedness of Parent and Cadence (such commitments, the “Debt Financing”). Parent’s cash on hand, together with the proceeds of the Debt Financing, will be sufficient to fund the Offer, the Merger, the refinancing of the indebtedness of Parent and Cadence described below, and costs and expenses related to the foregoing.

Parent also entered into an agreement, dated as of February 20, 2014 (the “Joinder Agreement”), with each of Barclays Bank PLC (“Barclays”), Citigroup Global Markets Inc. (“CGMI”), Wells Fargo Bank, National Association (“WF Bank” and, together with Barclays, CGMI and DBNY, the “Debt Financing Sources”) and Wells Fargo Securities LLC (“WF Securities”). Pursuant to the Joinder Agreement, Parent appointed each of Barclays, CGMI and WF Securities to act (and each of such entities agreed to act), together with DBSI, as a joint lead arranger for the Debt Financing.

Barclays, CGMI and WF Bank each committed to provide on a several, but not joint, basis the amount of each of the Debt Financing facilities as set forth on Annex A to the Joinder Agreement, in each case upon the terms and subject only to the conditions set forth in the Debt Commitment Letter. DBNY was released from its commitment to lend each of the Debt Financing facilities by the aggregate amount of such new commitments.”

Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” is hereby amended and supplemented by replacing the words “Debt Financing Source has” in the first sentence of the second paragraph under the heading “Debt Financing” with the words “Debt Financing Sources have”, and replacing the words “Debt Financing Source” in the first sentence of the fourth paragraph under the heading “Debt Financing” with the words “Debt Financing Sources”.

Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” is hereby amended and supplemented by deleting the final paragraph of such Section and replacing it with the following:

“The foregoing summary of certain provisions of the Debt Commitment Letter and the Joinder Agreement and all other provisions of the Debt Commitment Letter and the Joinder Agreement discussed herein are qualified by reference to the full text of the Debt Commitment Letter and the Joinder Agreement, copies of which are filed as Exhibit (b)(1) and Exhibit (b)(2), respectively, to the Schedule TO and incorporated herein by reference.”

Item 11.	Additional Information.

Regulation M-A Item 1011

The Offer to Purchase and Item 11 of the Schedule TO are hereby amended and supplemented by deleting the last four paragraphs of Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” and replacing such paragraphs with the following:

“Certain Litigation. Following the announcement of the execution of the Merger Agreement, six purported stockholder class actions were filed challenging the transaction. Five of the actions were filed in the Court of Chancery of the State of Delaware (the “Delaware Actions”): Wolfson v. Cadence Pharmaceuticals, Inc., et al., No. 9341 (filed February 12, 2014); Goode v. Garner, at al., No. 9361 (filed February 18, 2014); Bushansky v. Cadence Pharmaceuticals Inc., at al., No. 9365 (filed February 19, 2014); Bokol v. Cadence Pharmaceuticals Inc., et al., No. 9367 (filed February 19, 2014); and Elvir v. Cadence Pharmaceuticals Inc., et al., No. 9370 (filed February 19, 2014). A sixth action was filed in the Superior Court of the State of California, San Diego County (the “California Action”): Denny v. Cadence Pharmaceuticals, Inc., et al., No. 37-2014-00002579-CU-BT-CTL (filed February 13, 2014).

The Delaware and California Actions are substantially identical. All the complaints bring claims against, and allege that, the directors of Cadence breached their fiduciary duties by agreeing to a transaction that purportedly undervalues Cadence. Among other things, plaintiffs allege that the members of the Cadence board failed to maximize the value of Cadence to its public stockholders; negotiated a transaction in their best interests to the detriment of the Cadence public stockholders; and agreed to supposedly preclusive deal-protection measures that unfairly deter competitive offers. All the complaints other than Bushansky further allege that Parent and/or Purchaser and/or Cadence aided and abetted these purported breaches of fiduciary duty. The California Action also names 25 John Doe defendants.

The Delaware and California Actions seek, among other things, (i) an order enjoining the proposed Offer and/or Merger; (ii) rescission of the transaction, to the extent already implemented, or alternatively rescissory damages; and (iii) attorneys’ fees and costs.”

Item 12.	Exhibits.

Regulation M-A Item 1016

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(b)(2)	Joinder Agreement to Debt Commitment Letter, from Barclays Bank PLC, Citigroup Global Markets Inc., Wells Fargo Bank, National Association and Wells Fargo Securities LLC to Mallinckrodt plc, Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc., dated as of February 20, 2014.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2014

MADISON MERGER SUB, INC.

By:	/s/ Kathleen A. Schaefer
Name:	Kathleen A. Schaefer
Title:	President

MALLINCKRODT PUBLIC LIMITED COMPANY

By:	/s/ Peter G. Edwards
Name:	Peter G. Edwards
Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 19, 2014.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by Mallinckrodt plc and Cadence Pharmaceuticals, Inc. on February 11, 2014 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on February 11, 2014).

(a)(1)(G)	Presentation of Mallinckrodt plc — Acquisition of Cadence Pharmaceuticals, Inc., dated February 11, 2014 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on February 11, 2014).

(a)(1)(H)	Transcript of Mallinckrodt Conference Call dated February 11, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Mallinckrodt plc with the Securities and Exchange Commission on February 11, 2014).

(a)(1)(I)	Excerpts from Transcript of Leerink Swann Global Healthcare Conference, dated February 13, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Mallinckrodt plc with the Securities and Exchange Commission on February 14, 2014).

(a)(1)(J)	Summary Advertisement as published in the New York Times on February 19, 2014.*

(b)(1)	Debt Commitment Letter, dated as of February 10, 2014, among Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and Mallinckrodt plc.*

(b)(2)	Joinder Agreement to Debt Commitment Letter, from Barclays Bank PLC, Citigroup Global Markets Inc., Wells Fargo Bank, National Association and Wells Fargo Securities LLC to Mallinckrodt plc, Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc., dated as of February 20, 2014.

(d)(1)	Agreement and Plan of Merger, dated as of February 10, 2014, by and among Mallinckrodt plc, Madison Merger Sub, Inc. and Cadence Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on February 11, 2014).

(d)(2)	Tender and Support Agreement, dated as of February 10, 2014, by and among Mallinckrodt plc, Madison Merger Sub, Inc. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on February 11, 2014).

(g)	None.

(h)	None.

*	Previously filed.